UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

                                        American Apparel, Inc.
(Name of Issuer)

                                         Common Stock, par value $.0001 per share
(Title of Class of Securities)

                                                                   023850 100
(CUSIP Number)

Jacob Capps
Lion/Hollywood L.L.C.
c/o Lion Capital (Americas) Inc.
888 Seventh Avenue
New York, New York 10019
Tel.: (212) 314-1900

Copy to:

Janet Dunlop
Lion Capital LLP
21 Grosvenor Place
London SW1X 7HF
United Kingdom
                                                       Tel.: +44 20 7201 2222
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                                            February 18, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion/Hollywood L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,000,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 16,000,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%†

14	TYPE OF REPORTING PERSON (See Instructions) OO

† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,447,445 shares of Common Stock outstanding as of November 9, 2010, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2010 and filed on November 9, 2010.

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 16,000,000*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 16,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%†

14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,447,445 shares of Common Stock outstanding as of November 9, 2010, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2010 and filed on November 9, 2010.

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 16,000,000*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 16,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%†

14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,447,445 shares of Common Stock outstanding as of November 9, 2010, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2010 and filed on November 9, 2010.

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II SBS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 16,000,000*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 16,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%†

14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,447,445 shares of Common Stock outstanding as of November 9, 2010, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2010 and filed on November 9, 2010.

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital General Partner II LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,000,000*

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 16,000,000*

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%†

14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,447,445 shares of Common Stock outstanding as of November 9, 2010, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2010 and filed on November 9, 2010.

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,000,000*

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 16,000,000*

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%†

14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,447,445 shares of Common Stock outstanding as of November 9, 2010, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2010 and filed on November 9, 2010.

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lyndon Lea

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdomand Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 16,000,000*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 16,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%†

14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,447,445 shares of Common Stock outstanding as of November 9, 2010, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2010 and filed on November 9, 2010.

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Neil Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 16,000,000*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 16,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%†

14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,447,445 shares of Common Stock outstanding as of November 9, 2010, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2010 and filed on November 9, 2010.

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Robert Darwent

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 16,000,000*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 16,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%†

14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 71,447,445 shares of Common Stock outstanding as of November 9, 2010, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2010 and filed on November 9, 2010.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 23, 2009 by the Reporting Persons (the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Second Lien Credit Agreement

On March 13, 2009, the Issuer entered into a Credit Agreement (as modified by that certain Resignation, Waiver, Consent and Appointment Agreement dated as of March 31, 2009, the Waiver, dated as of September 30, 2009, the First Amendment, dated as of December 30, 2009, the Second Amendment dated as of March 31, 2010, the Third Amendment dated as of June 23, 2010, the Fourth Amendment dated as of September 30, 2010, and the Waiver, dated as of January 31, 2011, the “Lion Credit Agreement”) among the Issuer, in its capacity as borrower, certain subsidiaries of the Issuer, in their capacity as facility guarantors, Lion Capital LLP, in its capacity as administrative agent (in such capacity, the “Administrative Agent”) and collateral agent, LCGII, as initial lender (in such capacity, the “Initial Lender”), and the other lenders from time to time party thereto.  LCGII subsequently transferred and assigned all of its right, title and interest in the term loans made pursuant to the Lion Credit Agreement to Lion/Hollywood.

Pursuant to the Lion Credit Agreement, the Initial Lender and an affiliate thereof made term loans to the Issuer in an aggregate principal amount equal to $80 million, of which $5 million of such loans constituted a fee paid by the Issuer in connection with the Lion Credit Agreement. The term loans under the Lion Credit Agreement mature on December 31, 2013 and bear interest at a rate of 15% per annum (which rate may be increased to 17% if certain total debt-to-consolidated EBITDA ratios are exceeded as of the last day of any four consecutive fiscal quarters), payable quarterly in arrears. At the Issuer’s option, accrued interest may be paid (i) entirely in cash, (ii) paid half in cash and half in kind, or (iii) entirely in kind. The Issuer’s obligations under the Lion Credit Agreement are guaranteed by the Issuer’s domestic subsidiaries (together with the Issuer, the “Loan Parties”). In addition, the Issuer’s obligations under the Lion Credit Agreement and the guarantee obligations of the Issuer’s domestic subsidiaries are secured by a second priority lien on substantially all of the assets of the Loan Parties, including a pledge of all of the outstanding capital stock of the Loan Parties’ domestic subsidiaries and 65% of the outstanding capital stock of the Loan Parties’ foreign subsidiaries that are directly owned by the Loan Parties, except for the Issuer’s Canadian subsidiaries. The Lion Credit Agreement contains customary representations and warranties, events of default, affirmative covenants and negative covenants (which impose restrictions and limitations on, among other things, dividends, investments, asset sales, capital expenditures and the ability of the Loan Parties to incur additional debt and liens) and a financial covenant relating to minimum consolidated EBITDA levels for trailing twelve month periods. The Issuer is permitted to prepay the loans in whole or in part at any time at its option, on at least two business day’s prior notice, with no prepayment penalty.

Investment Agreement and Warrant

In connection with the Lion Credit Agreement, on March 13, 2009 the Issuer entered into an Investment Agreement (the “Investment Agreement”) with LCGII and, pursuant thereto, issued to LCGII a seven-year warrant (the “Lion Warrant”), which is exercisable at any time during its term, to purchase an aggregate of 16,000,000 shares of Common Stock at an exercise price of $2.00 per share.  LCGII subsequently transferred and assigned all of its right, title and interest in the Lion Warrant to Lion/Hollywood.  The Lion Warrant may be exercised by Lion/Hollywood by paying the exercise price in cash, pursuant to “cashless exercise” of the Lion Warrant or by a combination of the two methods. The Lion Warrant contains certain anti-dilution protections in favor of Lion/Hollywood providing for proportional adjustment of the warrant price and, under certain circumstances, the number of shares of Common Stock issuable upon exercise of the Lion Warrant, in connection with, among other things, stock dividends, subdivisions and combinations and the issuance of additional equity securities of the Issuer at less than fair market value. On an as-converted basis, the full shares of Common Stock issuable upon exercise of the Lion Warrant would represent approximately 18.3% of the outstanding shares of Common Stock.

Pursuant to the Investment Agreement, Lion/Hollywood has the right to designate up to two persons to the Issuer’s Board of Directors (the “Board”) and a board observer (or, if the Issuer increases its board size to 12, Lion/Hollywood has the right to designate up to three persons to the Board and no board observers), subject to maintaining certain minimum ownership thresholds of the Lion Warrant or shares of Common Stock issued or issuable upon exercise of the Lion Warrant.  The Investment Agreement also provides that for so long as Lion/Hollywood has the right to designate any person for nomination for election to the Board pursuant to the Investment Agreement, the Issuer will not increase the size of the Board to more than 10 directors (or 13 directors in the event the Issuer elects to increase the size of the Board to 12 directors as described above).

The Investment Agreement also provides that Lion/Hollywood has certain demand and piggyback registration rights.  Lion/Hollywood may make up to three demands for registration, subject to a minimum of $15 million of Lion/Hollywood’s shares of Common Stock issuable upon exercise of the Lion Warrant per demand registration. In addition to the demand rights, the Investment Agreement grants Lion/Hollywood piggyback registration rights with respect to the shares of Common Stock issuable upon exercise of the Lion Warrant. These registration rights are subject to certain customary blackout and cutback provisions, and the Investment Agreement contains customary indemnification and other provisions with respect to such registration rights.

Amendment to Lion Credit Agreement

On February 18, 2011 (the “Amendment Effective Date”), the parties to the Lion Credit Agreement entered into a Fifth Amendment to the Lion Credit Agreement (the “Amendment”) that, among other things, requires the Issuer, promptly after the Amendment Effective Date or, if it is determined by the Issuer, in consultation with the lenders under the Lion Credit Agreement, that stockholder approval is required therefor, then no later than April 30, 2011, to enter into an amendment to the Lion Warrant effective immediately or, only to the extent required therefor, immediately upon receipt of such stockholder approval, to extend the term of the Lion Warrant to 11:59 p.m., New York City time, on February 18, 2018 and to adjust the exercise price to $1.11 per share, subject to the anti-dilution adjustments and such other adjustments as described herein.   If stockholder approval is required for any of the exercise price adjustments described in the Amendment, the Issuer also agrees, as promptly as reasonably practicable after the Amendment Effective Date, but no later than April 30, 2011, to prepare and file a proxy statement, and thereafter to mail such proxy statement and hold an annual meeting of its stockholders to approve, and recommend approval of, the adjustments to the exercise price in the Lion Warrant as described herein.

Pursuant to a voting agreement between Mr. Dov Charney and Lion/Hollywood, dated as of February 18, 2011 (the “Voting Agreement”), Mr. Charney has agreed with Lion/Hollywood to vote, or cause to be voted or a consent to be executed with respect to, any and all shares of Common Stock owned or controlled by him in favor of the shareholder approval pursuant to Section 713 of the NYSE Amex Company Guide of such adjustments to the exercise price.  Based on the information set forth in the Form 4 filing by Mr. Charney on December 2, 2010, he beneficially owns 41,009,689 shares of Common Stock.

Additionally, pursuant to the Amendment, the Issuer, simultaneously with any issuance and sale of common or preferred stock of the Issuer (each, an “Equity Sale”) and/or any debt-for-equity exchange or conversion completed by the Issuer in respect of the Issuer’s existing indebtedness (each, a “Debt Exchange”), agrees to issue and grant to Lion/Hollywood a warrant (the “New Lion Warrant”), substantially in the form of the Lion Warrant, to purchase at an initial exercise price of $1.11 (subject to adjustment as described herein) that number of shares of Common Stock such that Lion/Hollywood’s percentage beneficial ownership of Common Stock immediately after an Equity Sale or Debt Exchange, including such New Lion Warrant (calculated on a fully-diluted basis assuming the exercise, exchange and conversion of all securities exercisable, exchangeable or convertible for Common Stock) is at least equal to such percentage as calculated immediately prior to an Equity Sale or Debt Exchange.

If the per Common Stock share sales price implied by the proceeds to the Issuer in an Equity Sale net of any costs, fees or expenses paid to or on behalf of the investors in an Equity Sale, or the per Common Stock share price implied by the Debt Exchange (in each case, the “Issued Price”) is less than $1.11, then the Issuer agrees to amend the New Lion Warrant to reduce the exercise price to the lowest Issued Price and, subject to receiving any required stockholder approvals, to reduce the exercise price of the Lion Warrant to the lowest Issued Price.

Failure of the Issuer to comply with the requirements described above may result in a default under the Lion Credit Agreement.

Pursuant to the Amendment, the term loans under the Lion Credit Agreement will bear interest at a rate of 18% per annum, payable quarterly in arrears, until financial statements covering the fiscal quarter ended March 31, 2011 are delivered to the Administrative Agent, and in the event that (x) the total debt-to-consolidated EBITDA ratio as of the last day of any four consecutive fiscal quarters is greater than 4.00 to 1.00, or (y) consolidated EBITDA for any twelve consecutive fiscal month period is negative.  The required levels for minimum consolidated EBITDA for trailing twelve month periods were also adjusted.

The foregoing descriptions do not purport to be complete and are qualified in their respective entireties by reference to the Lion Credit Agreement, the Investment Agreement, the Lion Warrant, the Amendment and Voting Agreement which are filed hereto as Exhibits 2, 3, 4, 8 and 9, respectively, and incorporated herein by this reference.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer.  Subject to the agreements described above, the Reporting Persons may seek to dispose of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective members, partners, stockholders or beneficiaries, as applicable) from time to time, and/or may seek to directly or indirectly acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general market and economic conditions, tax considerations and other factors deemed relevant by the Reporting Persons.

Other than described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described above, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer, and the directors designated by Lion/Hollywood may have influence over the corporate activities of the Issuer, including activities that may relate to the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The following disclosure assumes that there are 71,447,445 shares of Common Stock outstanding as of November 9, 2010, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2010 and filed on November 9, 2010.

(b) Pursuant to Rule 13d-3 under the Exchange Act, Lion/Hollywood may be deemed to beneficially own 16,000,000 shares of Common Stock, which are subject to issuance upon exercise of the Lion Warrant.  On an as-converted basis, the full 16,000,000 shares of Common Stock issuable upon exercise of the Lion Warrant would, as of November 9, 2010, constitute approximately 18.3% of the Common Stock outstanding upon such exercise.  As a result of the Investment Voting Agreement (as defined in Item 6), Lion/Hollywood and Mr. Dov Charney may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Exchange Act that collectively beneficially owns approximately 57,009,689 shares of Common Stock, or 65.2% of the Issuer’s total number of shares of Common Stock outstanding as of November 9, 2010 (after giving effect to the issuance of the full 16,000,000 shares of Common Stock issuable upon exercise of the Lion Warrant), for purposes of Section 13(d) of the Exchange Act, based on the information regarding Mr. Charney’s beneficial ownership of shares of Common Stock set forth in the Form 4 filing made by Mr. Charney on December 2, 2010.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is a member of a group with Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed. In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is the beneficial owner of any Common Stock beneficially owned by Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the sole members of Lion/Hollywood, LCFII, LCFIIB and LCFIISBS have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood.  As a result, each of LCFII, LCFIIB and LCFIISBS may be deemed to beneficially any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of LCFII, LCFIIB or LCFIISBS is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of LCFII, LCFIIB and LCFIISBS therein.

As the sole general partner of each of LCFII, LCFIIB and LCFIISBS, Lion Capital GPII has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS.  As a result, Lion Capital GPII may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital GPII is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital GPII’s pecuniary interest therein.

As the manager of each of Lion Capital GPII, LCFII, LCFIIB and LCFIISBS, Lion Capital has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital GPII, LCFII, LCFIIB and LCFIISBS.  As a result, Lion Capital may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion Capital GPII, LCFII, LCFIIB and LCFIISBS.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital’s pecuniary interest therein.

As the founding and designated members of Lion Capital, Messrs. Lea, Richardson and Darwent have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital.  As a result, Messrs. Lea, Richardson and Darwent may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion Capital.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Messrs. Lea, Richardson or Darwent is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of Messrs. Lea, Richardson and Darwent therein.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first sentence of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 with respect to the Lion Credit Agreement, the Investment Agreement, the Lion Warrant, the Amendment and the Voting Agreement is incorporated into this Item 6 by this reference.

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following thereto:

8.
Fifth Amendment to Credit Agreement, dated as of February 18, 2011, among the Issuer, the facility guarantors party thereto, Wilmington Trust FSB, in its capacity as administrative agent and in its capacity as collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on February 22, 2011).

9.
Voting Agreement, dated as of February 18, 2011, between Dov Charney and Lion/Hollywood L.L.C. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on February 22, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2011

LION/HOLLYWOOD L.L.C.
By:	/s/ Jacob Capps
Name: Jacob Capps Title: President

LION CAPITAL FUND II, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

LION CAPITAL FUND II B, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

LION CAPITAL FUND II SBS, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

LION CAPITAL GENERAL PARTNER II LLP
By:	Lion Capital LLP, its Manager
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

LION CAPITAL LLP
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

LYNDON LEA
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

NEIL RICHARDSON
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

ROBERT DARWENT
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact